Momo Announces Unaudited Financial Results for the Second Quarter of 2018

BEIJING, CHINA, August 22, 2018 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the second quarter of 2018.

Second Quarter of 2018 Highlights

•	Net revenues increased 58% year over year to $494.3 million.

•	Net income attributable to Momo Inc. increased to $117.8 million in the second quarter of 2018 from $60.8 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 90% to $140.2 million in the second quarter of 2018 from $73.8 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.56, compared to $0.29 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.66, compared to $0.35 in the same period last year.

•	Monthly Active Users (“MAU”) on Momo application were 108.0 million in June 2018, compared to 91.3 million in June 2017.

•

Total paying users of our live video service and value-added service, without double counting the overlap, including 3.1 million paying users of Tantan in June 2018, were 11.6 million for the second quarter of 2018, compared to 7.1 million for the second quarter of 2017.

First Half of 2018 Highlights

•	Net revenues increased 61% year over year to $929.4 million for the first half of 2018.

•	Net income attributable to Momo Inc. was $247.7 million for the first half of 2018, compared with $142.0 million during the same period of 2017.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $282.4 million for the first half of 2018, compared with $164.5 million during the same period of 2017.

•	Diluted net income per ADS was $1.18 for the first half of 2018, compared with $0.69 during the same period of 2017.

•	Non-GAAP diluted income per ADS (note 1) was $1.35 for the first half of 2018, compared with $0.80 during the same period of 2017.

“I am glad that we delivered another solid quarter. Our community continued to grow with healthy engagement trends, thanks to our consistent endeavors to drive product innovation and content enrichment.” Commented Yan Tang, Chairman and CEO of Momo. “Our live streaming business continued to grow robustly. In addition, value-added service revenues for the Momo app more than doubled from a year ago, demonstrating Momo’s monetization potential as a social platform. Tantan officially joined our family in the second quarter of 2018 and started to contribute to our social ecosystem and topline growth. Together we will be pushing forward our strategic priorities and solidifying our leadership in China’s open social territory”

Second Quarter of 2018 Financial Results

Net revenues

Total net revenues were $494.3 million in the second quarter of 2018, an increase of 58% from $312.2 million in the second quarter of 2017.

Live video service revenues continued its growth momentum and the total live video service revenues were $411.0 million in the second quarter of 2018, an increase of 58% from $259.4 million during the same period of 2017. The rapid growth in live video revenues was contributed by the increase in the quarterly paying users, which was 4.6 million for the second quarter of 2018, as well as, the increase in the average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues. The total value-added service revenues were $55.2 million in the second quarter of 2018, an increase of 124% from $24.6 million during the same period of 2017. The year over year increase was primarily attributable to the continuous growth of the virtual gift business on the Momo application and to a lesser extent, the consolidation of Tantan’s membership subscription revenues for the single month of June 2018. The growth of the virtual gift business was driven by more paying use cases introduced to enhance the social experience for Momo users. Total paying users of the value-added service on Momo application was 5.3 million for the second quarter of 2018, compared with 4.5 million for the second quarter of 2017. As of June 30, 2018, Tantan has 3.1 million subscribers.

Mobile marketing revenues were $22.3 million in the second quarter of 2018, an increase of 17% from $19.0 million during the same period of 2017. The growth in mobile marketing revenues was driven by improved sell-through of our existing advertisement inventories and the increased demand from brand marketers.

Mobile games revenues were $5.5 million in the second quarter of 2018, a decrease of 40% from $9.1 million in the second quarter of 2017. The decrease in game revenues was mainly due to the decrease in the quarterly paying users.

Cost and expenses

Cost and expenses were $369.4 million in the second quarter of 2018, an increase of 50% from $246.0 million in the second quarter of 2017. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) the production costs in connection with Phanta City, a TV variety show co-produced by the Company; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; and (d) increased infrastructure related spending, such as short messaging service charges, bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform; which was partially offset by a decrease in marketing and promotional expenses.

Non-GAAP cost and expenses (note 1) were $346.5 million in the second quarter of 2018, an increase of 49% from $233.0 million during the same period last year.

Other operating income

Other operating income was $15.7 million in the second quarter of 2018, a significant increase from $7.6 million during the second quarter of 2017. The increase was mainly due to more government incentives received in the second quarter of 2018.

Income from operations

Income from operations was $140.6 million in the second quarter of 2018, compared to $73.7 million during the same period last year.

Non-GAAP income from operations (note 1) was $163.4 million in the second quarter of 2018, compared to $86.7 million during the same period last year.

Income tax expenses

Income tax expenses were $31.1 million in the second quarter of 2018, increased from $13.9 million in the second quarter of 2017. The increase was mainly because we generated higher profit in the second quarter of 2018.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was $117.8 million in the second quarter of 2018, compared to $60.8 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $140.2 million in the second quarter of 2018, compared to $73.8 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.56 in the second quarter of 2018, compared to $0.29 in the second quarter of 2017.

Non-GAAP diluted net income per ADS (note 1) was $0.66 in the second quarter of 2018, compared to $0.35 in the second quarter of 2017.

Cash and cash flow

As of June 30, 2018, Momo’s cash, cash equivalents, term deposits and restricted cash totaled $1,079.8 million, compared to $1,059.6 million as of December 31, 2017. Net cash provided by operating activities in the second quarter of 2018 was $155.7 million, compared to $108.1 million for the same quarter of 2017.

First Half of 2018 Financial Results

Net revenues for the first half of 2018 were $929.4 million, an increase of 61% from $577.5 million in the same period of 2017, primarily driven by the significant increase in net revenues from live video service, and value-added service.

Net income attributable to Momo Inc. was $247.7 million in the first half of 2018, compared to $142.0 million during the same period of 2017.

Non-GAAP net income attributable to Momo Inc. (note 1) was $282.4 million in the first half of 2018, compared to $164.5 million during the same period of 2017.

Diluted net income per ADS was $1.18 during the first half of 2018, compared to $0.69 in the same period of 2017.

Non-GAAP diluted net income per ADS (note 1) was $1.35 during the first half of 2018, compared to $0.80 in the same period of 2017.

Net cash provided by operating activities was $285.7 million during the first half of 2018, compared to $203.4 million in the same period of 2017.

Recent Development

Completion of Offering of Convertible Senior Notes

By July 30, 2018, the Company had completed the offering of $725.0 million in aggregate principal amount of convertible senior notes due 2025, including an exercised over-allotment option of $75.0 million principal amount of notes that the Company granted to the initial purchasers (the “Notes”).

The Notes will bear interest at a rate of 1.25% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2019. The Notes will mature on July 1, 2025, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

Holders of the Notes have the right to require us to repurchase for cash all or part of their notes on July 1, 2023 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Notes will be convertible into Momo’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS).

Repayment of Long-term Bank Loan

To facilitate the closing of our acquisition of 100% equity stake of Tantan Limited, we borrowed a bank loan facility from a domestic commercial bank in May 2018. Total amount of drawdown was US$300.0 million, with a fixed interest rate of 4.5% per annum and with a period of two years. We repaid the bank loan in July 2018.

Business Outlook

For the third quarter of 2018, the Company expects total net revenues to be between $525.0 million and $540.0 million, representing a year-over-year increase of 51% to 55% and a quarter-over-quarter increase of 13% to 17% on a constant currency basis. This forecast reflects the currency translation risks and assumes an average exchange rate of RMB 6.8055 to US$1.00. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from acquisitions, and provision for income tax related to the amortization of intangible assets.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from acquisitions, and provision for income tax related to the amortization of intangible assets. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from acquisitions and provision for income tax related to the amortization of intangible assets charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Wednesday, August 22, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on August 22, 2018).

Dial-in details for the earnings conference call are as follows:

International: +65-6713-5090

U.S. Toll Free: +1-866-519-4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, August 29, 2018. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 9585639

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the third quarter of 2018.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2018 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended June 30		First half year ended June 30
	2017	2018	2017	2018
Net revenues:
Live video service	259,417	410,977	471,994	782,473
Value-added service	24,636	55,221	47,503	92,212
Mobile marketing	19,018	22,264	36,907	40,973
Mobile games	9,143	5,454	20,704	12,101
Other services	10	354	354	1,640

Total net revenues	312,224	494,270	577,462	929,399
Cost and expenses:
Cost of revenues	(150,668)	(269,736)	(271,112)	(479,344)
Research and development	(10,317)	(25,069)	(18,876)	(42,602)
Sales and marketing	(69,084)	(54,553)	(103,081)	(98,895)
General and administrative	(15,978)	(20,003)	(28,078)	(37,234)

Total cost and expenses	(246,047)	(369,361)	(421,147)	(658,075)
Other operating income	7,569	15,692	8,474	16,779

Income from operations	73,746	140,601	164,789	288,103
Interest income	4,628	8,239	8,380	15,779
Interest expense	—	(1,950)	—	(1,950)
Impairment loss on long-term investments	(4,386)	—	(4,386)	—

Income before income tax and share of income on equity method investments	73,988	146,890	168,783	301,932
Income tax expenses	(13,938)	(31,143)	(29,715)	(58,048)

Income before share of income on equity method investments	60,050	115,747	139,068	243,884
Share of income on equity method investments	514	1,692	2,697	2,971

Net income	60,564	117,439	141,765	246,855

Less: net loss attributable to non-controlling interest	(198)	(340)	(205)	(808)

Net income attributable to Momo Inc.	60,762	117,779	141,970	247,663

Net income per share attributable to ordinary shareholders
Basic	0.15	0.29	0.36	0.62
Diluted	0.15	0.28	0.34	0.59
Weighted average shares used in calculating net income per ordinary share
Basic	394,579,193	405,737,852	392,220,292	402,388,870
Diluted	416,635,812	423,089,714	413,773,272	419,086,110

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended June 30		First half year ended June 30
	2017	2018	2017	2018
Net income	60,564	117,439	141,765	246,855
Other comprehensive income(loss), net of tax of nil
Foreign currency translation adjustment	6,680	(50,756)	8,943	(24,002)

Comprehensive income	67,244	66,683	150,708	222,853
Less: comprehensive loss attributed to the non-controlling interest	(200)	(457)	(207)	(825)

Comprehensive income attributable to Momo Inc. shareholders	67,444	67,140	150,915	223,678

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31 2017	June 30 2018
Assets
Current assets
Cash and cash equivalents	685,827	306,255
Term deposits	373,794	416,360
Restricted cash	—	357,139
Accounts receivable, net of allowance for doubtful accounts of $90 and $nil as of December 31, 2017 and June 30, 2018, respectively	39,597	32,434
Prepaid expenses and other current assets	82,717	69,650
Amount due from related parties	5,143	2,030
Short-term investment	1,614	—

Total current assets	1,188,692	1,183,868
Property and equipment, net	39,762	48,189
Intangible assets	7,462	162,519
Rental deposits	2,651	2,955
Long term investments	44,337	62,357
Deferred tax assets, non-current	7,197	2,759
Other non-current assets	8,495	14,081
Goodwill	3,401	626,528

Total assets	1,301,997	2,103,256

Liabilities and equity
Current liabilities
Accounts payable	74,535	86,535
Deferred revenue	64,865	59,969
Accrued expenses and other current liabilities	87,809	102,151
Amount due to related parties	5,804	5,869
Income tax payable	27,033	13,213
Deferred consideration in connection with business acquisitions	—	74,131

Total current liabilities	260,046	341,868
Deferred tax liabilities, non-current	1,866	40,630
Bank loan	—	300,000
Other non-current liabilities	2,305	3,989

Total liabilities	264,217	686,487
Shareholder’s equity (Note a)	1,037,780	1,416,769

Total liabilities and shareholder’s equity	1,301,997	2,103,256

Note a: As of June 30, 2018, the number of ordinary shares issued and outstanding was 408,975,956.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months ended June 30		First half year ended June 30
	2017	2018	2017	2018
Cash flows from operating activities:
Net income	60,564	117,439	141,765	246,855
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,463	5,505	4,585	10,459
Amortization of intangible assets	183	2,061	183	2,287
Share-based compensation	12,998	21,011	22,507	33,393
Share of income on equity method investments	(514)	(1,692)	(2,697)	(2,971)
Impairment loss on long-term investments	4,386	—	4,386	—
Income on disposal of property and equipment	(2)	—	(2)	—
Provision of allowance for doubtful accounts	85	(92)	85	(92)
Changes in operating assets and liabilities:
Accounts receivable	(4,228)	1,742	(318)	10,121
Prepaid expenses and other current assets	(8,041)	3,526	(12,616)	12,522
Amount due from related parties	(176)	4,305	(513)	3,136
Rental deposits	(271)	76	(1,440)	129
Deferred tax assets	—	3,231	73	4,485
Other non-current assets	(48)	(4,182)	(781)	(5,996)
Accounts payable	5,165	5,855	11,621	14,726
Income tax payable	(1,754)	(4,403)	8,043	(14,639)
Deferred revenue	1,757	(4,035)	1,333	(9,322)
Accrued expenses and other current liabilities	34,208	5,998	25,276	(20,620)
Amount due to related parties	1,463	71	1,208	66
Deferred tax liability	(46)	(515)	(46)	(571)
Other non-current liabilities	(109)	(182)	793	1,683

Net cash provided by operating activities	108,083	155,719	203,445	285,651
Cash flows from investing activities:
Purchase of property and equipment	(4,140)	(4,067)	(11,344)	(14,182)
Proceeds from disposal of property and equipment	3	—	7	1
Payment for long term investments	(2,114)	(7,860)	(3,629)	(8,490)
Prepayment of long term investments	—	—	—	(7,398)
Payment for acquired intangible assets	(2,187)	—	(2,765)	—
Prepaid consideration for business acquisition	—	—	—	(229,823)
Payment for business acquisition	—	(285,096)	—	(285,096)
Purchase of term deposits	(130,181)	(616,662)	(391,968)	(1,189,083)
Cash received on maturity of term deposits	79,502	758,853	384,109	1,133,945
Cash received from sales of short term investment	—	—	—	1,653

Net cash used in investing activities	(59,117)	(154,832)	(25,590)	(598,473)
Cash flows from financing activities:
Proceeds from exercise of options	111	9	410	393
Deferred payment of purchase of property and equipment	(30)	(169)	(204)	(1,322)
Proceeds from bank loan	—	300,000	—	300,000

Net cash provided by financing activities	81	299,840	206	299,071
Effect of exchange rate changes	5,342	(27,821)	7,463	(8,682)

Net increase(decrease) in cash, cash equivalent, and restricted cash	54,389	272,906	185,524	(22,433)
Cash, cash equivalent, and restricted cash at beginning of period	388,699	390,488	257,564	685,827

Cash, cash equivalent, and restricted cash at end of period	443,088	663,394	443,088	663,394

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended June 30, 2017				Three months ended June 30, 2018
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(246,047)	12,998	(a)	(233,049)	(369,361)	22,848	(b)	(346,513)
Income from operations	73,746	12,998	(a)	86,744	140,601	22,848	(b)	163,449
Net income attributable to Momo Inc.	60,762	12,998	(a)	73,760	117,779	22,389	(b)(c)	140,168

	First half year ended June 30, 2017				First half year ended June 30, 2018
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(421,147)	22,507	(d)	(398,640)	(658,075)	35,230	(e)	(622,845)
Income from operations	164,789	22,507	(d)	187,296	288,103	35,230	(e)	323,333
Net income attributable to Momo Inc.	141,970	22,507	(d)	164,477	247,663	34,771	(e)(f)	282,434

Notes:

(a)	Adjustments to exclude share-based compensation of $12,998 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $21,011 and amortization of intangible assets from acquisitions of $1,837 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude the provision for income tax related to amortization of intangible assets from acquisitions of $459 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $22,507 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $33,393 and amortization of intangible assets from acquisitions of $1,837 from the unaudited condensed consolidated statements.
(f)	Adjustments to exclude the provision for income tax related to amortization of intangible assets from acquisitions of $459 from the unaudited condensed consolidated statements.